UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2022

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited consolidated financial statements for the three and six months ended June 30, 2022, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

On August 4, 2022, the Company issued a press release announcing the filing of its financial results for the three and six months ended June 30, 2022 with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K and the text under the heading “Financial Summary - Second Quarter 2022 vs. Second Quarter 2021” in Exhibit 99.1 are incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	June 30,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$1,980	2,884
Restricted Cash	114	114
Marketable debt securities	20,422	31,931
Other receivable	614	1,125
Total current assets	23,130	36,054

Right of use assets	315	406
Property and equipment, net	130	145
Total non-current assets	445	551

Total assets	$23,575	$36,605

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$2,089	$4,871
Other accounts payables	640	1,008
Total current liabilities	2,729	5,879

Non-current liabilities
Operating lease liabilities, net of current portion	$134	$229
Total non-current liabilities	134	229

Ordinary shares par value NIS 0.01 per share; Authorized 300,000,000; Issued and outstanding: 25,088,414 shares as of June 30, 2022 and December 31, 2021	70	70
Additional paid-in capital	199,675	198,772
Accumulated other comprehensive loss	(982)	(171)
Accumulated deficit	(178,051)	(168,174)
Total stockholders’ equity	20,712	30,497

Total liabilities and stockholders’ equity	$23,575	$36,605

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Research and development expenses	2,580	7,036	7,376	14,416

General and administrative expenses	1,150	1,376	2,446	3,128

Total operating expenses	3,730	8,412	9,822	17,544

Financial expense (income), net	4	(16)	55	(243)

Net loss	$3,734	$8,396	$9,877	$17,301

Basic and diluted net loss per share	$0.15	$0.33	$0.39	$0.72

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	25,088,414	25,083,914	25,088,414	24,099,132

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss (Unaudited)

U.S. Dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Net loss	$3,734	$8,396	$9,877	$17,301

Other comprehensive loss:
Net unrealized loss on available for sale securities	366	34	811	164

Comprehensive loss	$4,100	$8,430	$10,688	$17,465

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

U.S. Dollars in thousands, except share data and per share data

					Accumulated
				Additional	other
	Ordinary shares			paid-in	Comprehensive	Accumulated
	Shares	Amount		capital	loss	Deficit	Total
Balance - December 31, 2020	21,325,975	$58		$179,530	$272	$(135,707)	$44,153
Stock based compensation	-	-		471	-	-	471
Share issuance	3,739,203	12		17,356	-	-	17,368
Exercise of options	18,736	(*	)	-	-	-	(* )
Unrealized loss from marketable debt securities	-	-		-	(130)	-	(130)
Net loss						(8,905)	(8,905)
Balance - March 31, 2021	25,083,914	$70		$197,357	$142	$(144,612)	$52,957
Stock-based compensation	-	-		472	-	-	472
Unrealized loss from marketable debt securities	-	-		-	(34)	-	(34)
Net loss	-	-		-	-	(8,396)	(8,396)
Balance - June 30, 2021	25,083,914	$70		$197,829	$108	$(153,008)	$44,999

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2021	25,088,414	$70	$198,772	$(171)	$(168,174)	$30,497
Stock based compensation	-	-	457	-	-	457
Unrealized loss from marketable debt securities	-	-	-	(445)	-	(445)
Net loss					(6,143)	(6,143)
Balance - March 31, 2022	25,088,414	$70	$199,229	$(616)	$(174,317)	$24,366
Stock-based compensation	-	-	446	-	-	446
Unrealized loss from marketable debt securities	-	-	-	(366)	-	(366)
Net loss	-	-	-	-	(3,734)	(3,734)
Balance - June 30, 2022	25,088,414	$70	$199,675	$(982)	$(178,051)	$20,712

(*)	Represents amount less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Six months ended
	June 30,
	2022	2021
Cash flow from operating activities

Net loss	$(9,877)	$(17,301)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	18	21
Stock-based compensation expense	903	943
Amortization of premium on marketable debt securities	35	126
Interest income from short-term deposits	-	(7)
Loss (gain) from realization of marketable debt securities	201	(19)
Finance expenses	(42)	-
Changes in operating assets and liabilities:
Decrease in other accounts receivable	511	325
Decrease in trade payables	(2,782)	(1,417)
Increase (decrease) in other accounts payable	(330)	412
Net cash used in operating activities	(11,363)	(16,917)

Cash flow from investing activities
Purchase of property and equipment	(3)	(8)
Investment in available for sale securities		(7,831)
Sale (investment) in short term deposits, net	-	2,005
Consideration from sale of available for sale securities	10,462	6,359
Net cash provided by (used in) investing activities	10,459	525

Cash flow from financing activities
Proceeds from exercise of options (*)	-	(*)
Issuance of Ordinary shares, net of issuance cost	-	17,368
Net cash provided in financing activities	-	17,368

Increase (decrease) in cash and cash equivalents and restricted cash	(904)	976
Cash and cash equivalents and restricted cash at the beginning of the period	2,998	7,060
Cash and cash equivalents and restricted cash at the end of the period	$2,094	$8,036
Supplemental disclosure of cash flow information:

Cash received from interest	$138	$347
Non-cash transactions:
Right-of-use assets obtained in exchange for new operating lease liabilities, net	$-	$530

(*)	Represents amount less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014. The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta. Galmed International Ltd. previously held a wholly-owned subsidiary, Galmed Medical Research Ltd., which was incorporated in Israel, and had been an inactive company since 2015 and was liquidated in February 2019.

The Company also holds two additional wholly-owned subsidiaries, Galmed Research and Development Ltd and Galtopa Therapeutics Ltd., both of which are incorporated in Israel.

The Company is a clinical-stage biopharmaceutical company primarily focused on the development of therapeutics for the treatment of liver diseases and other fibrotic indications. The Company has an operating history limited to pre-clinical and clinical drug development. To date, the Company has focused almost exclusively on developing its product candidates, Aramchol and Amilo-5MER. The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of June 30, 2022, the Company had cash and cash equivalents of $2.0 million, restricted cash of $0.1 million, and marketable debt securities of $20.4 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the six months period ended June 30, 2022 was approximately $9.9 million. As of June 30, 2022, the Company had an accumulated deficit of $178.1 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

In May 2022, the Company announced that the Company will expand into new anti-fibrotic indications to maximize the potential of Aramchol while at the same time discontinuing the Open Label Part of the Armor Study having reached its objectives. The Company is implementing a cost reduction plan and is evaluating the continuation of development of Aramchol and Amilo-5MER while it explores its strategic options alternatives and its structuring to best optimize its resources to enhance shareholder value and achieve its goals.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol and Amilo-5MER for, and beyond their current development stage and any future commercialization, as well as any additional indications.

Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current research and development and operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

These unaudited interim consolidated financial statements have been prepared as of June 30, 2022 and for the three and six months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2021 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 2, 2022 (the “Annual Report”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Company’s interim most recent annual financial statements in connection with its Annual Report on Form 20-F, with the exception of the following:

In May 2021, the Financial Accountings Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-04, “Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815- 40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options” (“ASU 2021-04”). The guidance became effective for the Company on January 1, 2022. The Company adopted the guidance on January 1, 2022 and has concluded the adoption did not have a material impact on its unaudited consolidated financial statements.

Note 3 - Stockholders’ Equity

1.	In February 2022, the Company granted options to purchase 40,000 ordinary shares of the Company to one of its officers. The options are exercisable at $1.61 per share, have a 10-year term and vest over a period of four years.

2.	On June 29, 2022, the Company’s shareholders approved an increase in the Company’s authorized share capital from NIS 500,000, divided into 50,000,000 ordinary shares (par value NIS 0.01 each) to NIS 3,000,000, divided into 300,000,000 ordinary shares and corresponding amendment to the Company’s Articles of Association.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the timing and cost of our pivotal Phase 3 ARMOR trial, or the ARMOR Study, for our product candidate, Aramchol, or for any other pre-clinical or clinical trials;

●	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;

●	the impact of the COVID-19 pandemic on our operations;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol or any other product candidate;

●	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication;

●	third-party payor reimbursement for Aramchol or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	our ability to maintain the listing of our common stock on The Nasdaq Capital Market; and

●	our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on May 2, 2022 and in our Report on Form 6-K filed with the SEC on May 17, 2022 in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol an oral therapy for the treatment of NASH, fibrosis and other fibrotic indications. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

We are in the process of discontinuing the Open Label Part of the ARMOR Study having reached its objectives while refocusing our research and development on advancing Aramchol for new anti-fibrotic indications. We have also been implementing a cost reduction plan that includes reduction in headcount and full-time positions and discontinuing any non-essential research and development activities. We are currently evaluating the continuation of development of Aramchol and Amilo-5MER and are unable to estimate if and when we will initiate the registrational part of the ARMOR Study.

We are in the process of exploring our strategic alternatives and our structuring to best optimize our resources to enhance shareholder value and achieve our goals. We have not stated a definitive timeline for completion of the evaluation process and there can be no assurance that the evaluation process will result in our pursuing any strategic alternative, or that a strategic alternative, if any, would be completed successfully or at all. There can be no assurance that the review will result in any transaction or other strategic change or outcome. We do not intend to comment further until we determine that further disclosure is appropriate or necessary.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At June 30, 2022, we had current assets of $23.1 million, which includes cash and cash equivalents of $2.0 million, marketable debt securities of $20.4 million, other receivables of $0.6 million and restricted cash of $0.1 million. This compares with current assets of $36.0 million at December 31, 2021, which includes cash and cash equivalents of $2.9 million, marketable debt securities of $31.9 million, other receivables if $1.1 million and restricted cash of $0.1 million. Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, we will continue to incur operating losses, which may be substantial over the next several years, and we expect that we will need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we wind down our Open Label Study while refocusing our research and development on advancing Aramchol for new anti-fibrotic indications. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

As part of our cost reduction plan we have reduced headcount and full-time positions and discontinued any non-essential research and development activities and we are currently evaluating the continuation of development of Aramchol and Amilo-5MER while we explore strategic alternatives. Due to the inherently unpredictable nature of pre-clinical and clinical development studies and unpredictability of our evaluation of strategic alternatives, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol and Amilo-5MER. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to decrease our research and development expenses as we evaluate our strategic alternatives.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol and Amilo-5MER requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

We anticipate a reduction in our general and administrative expenses as a result of our cost reduction plan, that includes reduction of headcount and full-time positions although this may be offset by increases in professional and advisory fees as we evaluate our strategic alternatives.

Financial Income, Net

Our financial income, net consists mainly of interest income from marketable debt securities and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

Results of Operations

The table below provides our results of operations for the three and six months ended June 30, 2022 as compared to the three and six months ended June 30, 2021.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per share data)
Research and development expenses	2,580	7,076	7,376	14,416
General and administrative expenses	1,150	1,376	2,446	3,128
Total operating expenses	3,730	8,412	9,822	17,544
Financial income, net	4	(16)	55	(243)
Net loss	3,734	8,396	9,877	17,301
Other comprehensive loss:	366	34	811	164
Comprehensive loss	4,100	8,430	10,688	17,465
Basic and diluted net loss per share	$0.15	$0.33	$0.39	$0.72

Research and Development Expenses

Our research and development expenses amounted to approximately $2.6 million and approximately $7.4 million during the three and six months ended June 30, 2022, respectively, representing a decrease of approximately $4.4 million, or 63%, and approximately $7.0 million, or 49%, respectively, compared to approximately $7.0 million and approximately $14.4 million, respectively, for the comparable period in 2021.

The decrease during the three months ended June 30, 2022 primarily resulted from a decrease in clinical trial expenses in connection with the discontinuation of the Open Label Party of the ARMOR Study of approximately $3.5 million. The decrease during the six months ended June 30, 2021 primarily resulted from a decrease in clinical trial expenses in connection with the discontinuation of the Open Label Part of the ARMOR Study of approximately $3.9 million as well a decrease in drug development expenses in of approximately $1.7 million.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $1.1 million and approximately $2.4 million during the three and six months ended June 30, 2022, respectively, representing a decrease of approximately $0.3 million, or 21%, and approximately $0.7 million, or 23%, respectively, to approximately $1.4 million and approximately $3.1 million, respectively, for the comparable period in 2021.

The decrease in general and administrative expenses for the three months ended June 30, 2022 resulted primarily from a decrease in the professional services expenses of approximately $0.1 million. The decrease in general and administrative expenses for the six months ended June 30, 2022 resulted primarily from a decrease in salaries and benefits expenses of approximately $0.6 million.

Operating Loss

As a result of the foregoing, for the three and six months ended June 30, 2022, our operating loss was approximately $3.7 million and approximately $9.8 million, respectively, representing a decrease of $4.7 million, or 56%, and a decrease of $7.7 million, or 44%, respectively, as compared to approximately $8.4 million and approximately $17.5 million, respectively, for the comparable period in 2021.

Net Loss

As a result of the foregoing, for the three and six months ended June 30, 2022, our net loss was approximately $3.7 million and approximately $9.9 million, respectively, representing a decrease of $4.7 million, or 56%, and a decrease of $7.4 million, or 43%, respectively, as compared to approximately $8.4 million and approximately $17.3 million, respectively, for the comparable period in 2021.

Other Comprehensive Loss

Our other comprehensive loss amounted to approximately $0.4 million and approximately $0.8 million during the three and six months ended June 30, 2022, respectively, as compared to approximately $0.04 million and approximately $0.2 million, respectively, for the comparable period in 2021.

The loss is comprised from devaluation of 3.6% and 5.5%, respectively of our investment portfolio, performing superior to the broader mark to market losses which were recorded in the financial markets due to the recent increases in interest rates.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of June 30, 2022, we had an accumulated deficit of approximately $178.1 million and positive working capital (current assets less current liabilities) of approximately $20.4 million. We expect that operating losses will continue for the foreseeable future.

As of June 30, 2022, we had cash and cash equivalents of approximately $2.0 million, restricted cash of approximately $0.1 million, and marketable debt securities of approximately $20.4 million invested in accordance with our investment policy, totaling approximately $22.5 million, as compared to approximately $2.9 million, $0.1 million and $31.9 million as of December 31, 2021, respectively, totaling approximately $34.9 million. The decrease is mainly attributable to the $11.4 million negative cash flow from operating activities during the six months ended June 30, 2022.

We had negative cash flow from operating activities of approximately $11.4 million for the six months ended June 30, 2022, as compared to negative cash flow from operating activities of approximately $16.9 million for the six months ended June 30, 2021. The negative cash flow from operating activities for the six months ended June 30, 2022 is mainly attributable to our net loss of approximately $9.9 million, as well as a decrease in trade payables of $2.8 million.

We had positive cash flow from investing activities of approximately $10.5 million for the six months ended June 30, 2022, as compared to a positive cash flow from investing activities of approximately $0.5 million for the six months ended June 30, 2021. The positive cash flow from investing activities for the six months ended June 30, 2022 was primarily due to withdrawal from available for sale securities.

We had no cash flow from financing activities for the six months ended June 30, 2022, as compared to a positive cash flow from financing activities of approximately $17.4 million for the six months ended June 30, 2020.

On March 26, 2021, we entered into a Sales Agreement with Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as sales agents, pursuant to which we may offer and sell ordinary shares “at the market” having an aggregate offering price of up to $50.0 million from time to time through the sales agents subject to the limits of General Instruction I.B.5 to Form F-3, also known as the baby shelf rule. Subsequent to the balance sheet date, we sold 114,982 ordinary shares under the ATM program for total net proceeds of approximately $0.1 million.

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work, to advance our product candidates through regulatory approval and into commercialization, if approved and the evaluation of our strategic alternatives. We may obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. Specifically, the general downturn in global financial markets has limited our ability to access capital, which is negatively affecting our liquidity. If funds are not available, we may be required to further delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the progress and costs of our pre-clinical studies and other research and development activities;

●	the impact of the COVID-19 pandemic on our operations;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidtate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our common stock on The Nasdaq Capital Market; and

●	our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

Risks Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K, including our unaudited consolidated financial statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and our Report on Form 6-K filed with the Securities and Exchange Commission on May 17, 2022. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our ordinary shares may decline and you could lose part or all of your investment. We have described below those risks that reflect substantive changes from, or additions to, the risks described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and our Report on Form 6-K filed with the Securities and Exchange Commission on May 17, 2022.

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted.

On June 15, 2022, we were notified by the Nasdaq Stock Market, LLC, or Nasdaq, that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The notification provided that we had 180 calendar days, or until December 12, 2022, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the bid price of our ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. If we do not regain compliance by December 12, 2022, we may then be eligible for an additional time 180 days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period. If we do not qualify for the second compliance period or fail to regain compliance during the second 180-day period, then Nasdaq will notify us of its determination to delist our ordinary shares, at which point we will have an opportunity to appeal the delisting determination to a Hearings Panel. A delisting of our ordinary shares from Nasdaq could materially reduce the liquidity of our ordinary shares and result in a corresponding material reduction in the price of our ordinary shares. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities and strategic alternatives.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated August 4, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: August 4, 2022	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer